Mail Stop 6010

      December 8, 2005

Mr. John C. Heinmiller
Chief Financial Officer
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN 55117

      Re:	St. Jude Medical, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 001-12441

Dear Mr. Heinmiller:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Exhibit 13 - Portions of the Company`s 2004 Annual Report to
Shareholders

Consolidated Financial Statements

Note 7. Purchased In-Process Research and Development and Special
Charges, page 54

1. We note that in 2004 and thus far in 2005, you have recorded significant amounts of in-process research and development expense (IPR&D) as a result of acquisitions. Please revise the notes to your financial statements in future filings to address the following related to IPR&D:

* Disclose the appraisal method used to value IPR&D costs acquired;
* Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to the project`s cash flows and period in which material net cash inflows from significant projects are expected to commence;
* Describe each significant IPR&D project acquired; and
* Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

Additionally, in your MD&A in subsequent filings, provide a detail discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.


Form 10-Q for the Quarter Ended September 30, 2005

Notes to Condensed Consolidated Financial Statements

Note 8. Purchased In-Process Research and Development and Special
Charges, page 14

2. We note that you reversed $14.8 million of the $21.0 million charge for estimated Symmetry legal fees taken in 2004 due to the fact that a majority of the cases have been resolved. Please tell us and revise future filings to disclose in greater detail the specific factors that caused you to conclude that the loss contingency previously recorded was no longer needed. Enhance your disclosure in
MD&A to indicate what percentage of claims remains open and the status of those remaining claims.

Forms 8-K Filed January 26, 2005, April 20, 2005, July 20, 2005 and
October 17, 2005


3. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all reconciliations and substantive disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Your current presentation has the effect of creating multiple non-GAAP financial measures for which you have not included the required substantive disclosures. Please delete this presentation from all future Forms
8-K or tell us why you believe your current presentation is appropriate.

4. If you elect to present non-GAAP financial measures, Item 2.02 of
Form 8-K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of
Regulation S-K. Accordingly, you must present a reconciliation for each non-GAAP measure presented. You must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure. Please note that this comment also applies to forward-looking information that includes non-GAAP financial measures.

5. If you elect to report non-GAAP financial measures in your future filings on Form 8-K, please refrain from using the term "non-recurring" to describe expenses that you have incurred in more than one period discussed or have a history of recording. We note that you recorded $9.1 million, $12.4 million and $13.7 million of in-process research and development expenses in 2004, the quarter ended
March 31, 2005 and the quarter ended June 30, 2005, respectively, and have reported financial measures which exclude these charges.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to call Michele Gohlke, Branch Chief, at (202) 551-3327.


      Sincerely,


      Kevin Vaughn
      Reviewing Accountant
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Mr. John C. Heinmiller
St. Jude Medical, Inc.
December 8, 2005
Page 1